Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On December 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE NOVEMBER DAILY VOLUME AVERAGES

4.2 MILLION CONTRACTS:

YEAR-TO-DATE VOLUME EXCEEDS ONE BILLION CONTRACTS

CHICAGO, December 1, 2009 –The Chicago Board Options Exchange (CBOE) today reported that trading volume during November 2009 averaged 4.2 million contracts per day, down eight percent from November 2008 average daily volume (ADV) of 4.6 million contracts. Total options volume during the month dropped three percent to 84.2 million contracts from 86.7 million in November 2008.

Year to date through November, CBOE trading volume exceeded one billion contracts, a seven-percent decline from the same period in 2008 when 1.1 billion contracts changed hands.

	Current Month					Year-To-Date
(trades in thousands)	November 2009	November 2008	% Chg	October 2009	% Chg	November 2009	November 2008	% Chg
Trading Days	20	19		22		230	231
Total Exchange	84,180.9	86,724.9	-3%	101,810.1	-17%	1,042,867.4	1,120,541.1	-7%
Total Exchange ADV	4,209.0	4,564.5	-8%	4,627.7	-9%	4,534.2	4,850.8	-7%
Equity Options	42,579.8	42,476.2	0%	57,313.0	-26%	587,483.7	566,330.2	4%
Equity Options ADV	2,129.0	2,235.6	-5%	2,605.1	-18%	2,554.3	2,451.6	4%
Index Options	20,352.9	19,801.2	3%	21,797.6	-7%	203,176.8	243,348.4	-17%
Index Options ADV	1,017.6	1,042.2	-2%	990.8	3%	883.4	1,053.5	-16%
ETF Options	21,248.1	24,446.7	-13%	22,699.5	-6%	252,201.1	310,859.1	-19%
ETF Options ADV	1,062.4	1,286.7	-17%	1,031.8	3%	1,096.5	1,345.7	-19%

Expanded November index and ETF options volume information is available on the CBOE website at: www.cboe.com/data/monthlyvolume.aspx.

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CBOE’s November Market Share at 31.8 Percent Leads Industry

CBOE’s market share of total industry volume in November was an industry-leading 31.8 percent, an increase of 0.9 percentage points over October 2009 and a 3.7-percentage-point decrease from November 2008.

	Current Month					Year-To-Date
	November 2009	November 2008	% pt. Chg	October 2009	% pt. Chg	November 2009	November 2008	% pt. Chg
Total Exchange	31.8%	35.4%	-3.7%	30.8%	0.9%	31.4%	33.3%	-1.9%
Equity Options	26.0%	29.9%	-3.9%	26.6%	-0.6%	27.7%	27.3%	0.4%
Index Options	92.2%	93.0%	-0.9%	92.3%	-0.1%	91.1%	88.6%	2.5%
ETF Options	26.8%	29.9%	-3.1%	24.9%	1.9%	25.9%	30.7%	-4.8%

CBOE November 2009 Highlights:

•                  Exercise right litigation appeals settlement: On November 30, CBOE announced that the Exchange had reached a settlement of the appeals in the exercise right litigation.  For more information, refer to http://www.cboe.org/publish/InfoCir/IC09-348.pdf.

•                  At CBOE Futures Exchange (CFE), average daily volume (ADV) during November 2009 totaled 9,228 contracts, the highest monthly ADV in the six-year history of the Exchange. November’s ADV rose 230 percent over 2,798 contracts per day in November 2008 and was up eight percent from October 2009 ADV.  November was the seventh consecutive month in 2009 in which CFE has posted an average-daily-volume gain over the previous month.

•                  Record VIX options volume: CBOE Volatility Index (VIX) options trading volume reached an all-time monthly high in November as 4,162,388 contracts changed hands, an average daily volume of 208,119 contracts.

•                  Record GLD options volume: Options on the SPDR Gold Trust (GLD) hit a monthly volume record as 1,716,931 contracts traded in November, an average daily volume of 85,847 contracts.

•                  The top five most actively traded equity options at CBOE during November were Bank of America (BAC), Citigroup (C), Apple (AAPL), General Electric Company (GE) and Ford Motor Company (F).

•                  The top five most actively traded index and ETF options at CBOE during November were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), CBOE Volatility Index (VIX), PowerShares QQQ Trust (QQQQ) and options on the SPDR Gold Trust (GLD).

•                  At CBOE Stock Exchange (CBSX), 236.1 million shares traded, with an average daily volume of 11.8 million shares, down 49 percent from November 2008 volume of 443.4 million shares and down 6.9 percent from 253.7 million shares in October 2009.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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